This Form CB contains [12]

pages, including all exhibits.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]

Securities Act Rule 802 (Exchange Offer)	[X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]

Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Telecom Italia Mobile S.p.A.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Italy
(Jurisdiction of Subject Company’s Incorporation or Organization)

Telecom Italia S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares and Savings Shares
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001052049 Savings Shares ISIN IT 0001052056
(CUSIP Number of Class of Securities (if applicable))

Antonio Sanna Telecom Italia Mobile S.p.A. Via Pietro De Francisci 152 00165 Rome +39006-39001

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to: Carlo De Gennaro Telecom Italia S.p.A. Corso d’Italia 41 00198 Rome (Italy) +39006-36881 Jeffrey M. Oakes Davis Polk & Wardwell 99 Gresham Street London EC2V 7NG
Not Applicable
(Date Tender Offer/Rights Offering Commenced)

*

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.

Home Jurisdiction Documents

(a)    (1)    English press release of Telecom Italia dated December 22, 2004 relating to the extension of its partial cash tender offer for Telecom Italia Mobile ordinary shares and cash tender offer for all Telecom Italia Mobile savings shares to U.S. holders, attaching the English press release of Telecom Italia dated December 13, 2004 relating to the relating to the deposit with CONSOB, the Italian Securities and Exchange Commission, of a communication to the market (in compliance with article 37, paragraph 2 of CONSOB Regulation no. 11971/1999) in relation to Telecom Italia's intention to launch the aforementioned tender offers.

(b)    Not applicable.

Item 2.

Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

Not applicable.

(2)

Not applicable.

(3)

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)

A written irrevocable consent on Form F-X has been filed by Telecom Italia S.p.A. with the Securities and Exchange Commission on December 7, 2004.

(2)

Not applicable.

Exhibit Index

Exhibit
Number	Description
1.0*	English joint press release of Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A. dated December 7, 2004 relating to the proposed business combination.
1.1
English press release of Telecom Italia S.p.A. dated December 22, 2004 relating to the extension of its partial cash tender offer for Telecom Italia Mobile S.p.A. ordinary shares and cash tender offer for all Telecom Italia Mobile S.p.A. savings shares to U.S. holders, attaching the English press release of Telecom Italia S.p.A. dated December 13, 2004 relating to the deposit with CONSOB, the Italian Securities and Exchange Commission, of a communication to the market (in compliance with article 37, paragraph 2 of CONSOB Regulation no. 11971/1999) in relation to Telecom Italia S.p.A.'s intention to launch the aforementioned tender offers.

*Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated December 7, 2004

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Telecom Italia S.p.A.
By:	/s/ CARLO DE GENNARO
Name: Carlo De Gennaro
Title: Company Manager

Date: December 23, 2004